Quhuo Limited

3F, Building A, Xin’anmen
No. 1 South Bank, Huihe South Street
Chaoyang District, Beijing

The People’s Republic of China

VIA EDGAR

September 19, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE Washington, D.C. 20549

Attn: Rebekah Reed

Re:	Quhuo Limited
Registration Statement on Form F-3
Filed September 6, 2024
File No. 333-281997

Dear Ms. Reed:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quhuo Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Monday, September 23, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhen Ba
Zhen Ba
Chief Financial Officer

cc: Ellenoff Grossman & Schole LLP